Filed by Occidental Petroleum Corporation

pursuant to rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Vintage Petroleum, Inc.

Commission File No.: 1-10578

CONFERENCE CALL TRANSCRIPT

CORPORATE PARTICIPANTS

Ken Huffman

Occidental Petroleum Corporation - IR

Dr. Ray Irani

Occidental Petroleum Corporation - Chairman, President and CEO

Steve Chazen

Occidental Petroleum Corporation - Senior EVP and CFO

John Morgan

Occidental Petroleum Corporation - President of Oil and Gas/Western Hemisphere

Casey Olson

Occidental Petroleum Corporation - President of Oil and Gas/Eastern Hemisphere

CONFERENCE CALL PARTICIPANTS

Subash Chandra

Morgan Keegan - Analyst

Ben Dell

Sanford C. Bernstein & Company - Analyst

Ron Oster

A.G. Edwards & Sons - Analyst

Doug Leggate

Citigroup - Analyst

Arjun Murti

Goldman Sachs - Analyst

Nicky Decker

Bear Stearns - Analyst

Bernard Picchi

Foresight Research - Analyst

Bob Parisia

Merrill Lynch - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen. My name is Rahim and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Occidental Petroleum third-quarter earnings release conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period. (Operator Instructions). It is now my pleasure to turn the floor over to your host, Mr. Ken Huffman. Sir, you may begin your conference.

Ken Huffman - Occidental Petroleum Corporation - IR

Good morning, everyone. Thank you for joining us this morning. We will have formal comments from Dr. Irani, our Chairman, President and CEO, and Steve Chazen, Senior Executive Vice President and CFO. Following their comments, John Morgan, President of the Oil and Gas/Western Hemisphere, and Casey Olson, President of Oil and Gas/Eastern Hemisphere, will join Dr. Irani and Steve to answer any questions you have. Dr. Irani?

Dr. Ray Irani - Occidental Petroleum Corporation - Chairman, President and CEO

Thank you. Good morning and thank you for joining us. High commodity prices, supported by strong fundamentals, contributed to another record quarter for Oxy and the best nine months in our history. Steve Chazen will discuss our financial results in detail shortly. But first, I'd like to focus briefly on the steps we've taken recently to enhance both our near-term financial and operational performance and our potential for above-average long-term production growth.

On September 1, we replaced Royal Dutch Shell as the operator of the Mukhaizna oil field in Oman. As we announced earlier this year, we and our partners plan to invest in excess of $2 billion to implement a large-scale steam plant to increase gross production from the current level of about 10,000 barrels per day to approximately 150,000 barrels per day within the next few years. Current plans call for the recovery of approximately 1 billion barrels over the life of the project.

In late September, we lifted our first cargo of Libyan crude oil since returning to our historic contract area after an absence of nearly 20 years. According to our current estimate, we expect our Libyan operations will account for about 22,000 barrels per day of Oxy's year-end 2005 production exit rate. That's 7000 to 10,000 barrels per day higher than our initial estimates.

And since we were awarded nine blocks during Libya's first bid round last January, we have been conducting technical evaluations of our holding. We expect to begin shooting seismic in the next couple of weeks and anticipate drilling our first exploration wells in mid-2006.

I should also point out that work is proceeding on schedule for the massive Thalston (ph) gas project, with first gas expected at the end of 2006. We expect this project to achieve gross production of 2 billion cubic feet per day in 2007, and the growing UAE market means more gas in the future.

And earlier this month, we announced the acquisition of Vintage Petroleum for a combination of cash and Oxy stock valued at approximately $3.8 billion. This acquisition is consistent with our strategy of focusing on oil and gas assets with gross potential located in our three core geographic areas -- the U.S., Latin America and the Middle East. In addition, these assets are a good operational fit with our technical experience of enhancing oil and gas recovery from fields already in production. We expect to close the deal during the first quarter of 2006.

In announcing the Vintage acquisition, we also announced our intent to repurchase 9 million shares of Oxy. As you know, our business strategy also calls for maintaining a strong balance sheet. During the year, we have paid off $890 million of debt, bringing our debt to capitalization ratio down to the teens.

In announcing the Vintage acquisition and share repurchase program, we said we would finance these transactions from cash on hand at the end of the third quarter, plus cash we expect to generate in the current quarter. Following the announcement, the four major rating agencies reaffirmed Oxy's single-A rating.

And earlier this month, we also announced a 15% dividend increase, raising the quarterly dividend to $0.36 per share for an annual rate of $1.44 per share. That's the first time since 2002 that we have increased the dividend. The Board of Directors evaluates the dividend policy annually as part of our commitment to enhance total return to our stockholders.

I will now turn the call over to Steve Chazen.

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Thank you, Ray. Net income for the third quarter was 1.747 billion, or $4.32 a share. That's more than double the 758 million or $1.91 per share we earned in last year's third quarter. This year's results were affected by a $463 million after-tax gain resulting from Valero's acquisition of Premcor, a $335 million tax benefit from the reversal of tax reserves and $98 million after-tax write-off for chemical plants.

Our Premcor stock had an average cost of $10.75 per share. The Valero acquisition had a cash and stock value of almost $89 a share. Included in the above is a realized pre-tax gain of 22 million and the sale of all but 500,000 shares received from Valero.

Core earnings, which exclude the impact of the sale of the Premcor shares, the tax reversal, a chemical write-down and other hurricane-related insurance and debt charges were 1.089 billion or $2.69 per share. This compares favorably to the 759 million or $1.92 per share we earned in the same period last year.

Our strong performance was driven by three items -- higher energy prices, crude chemical earnings and lower interest expense. Here's a segment breakdown for the third quarter.

Oil and gas core earnings were a record 1.77 billion. This is approximately 45% higher than 1.2 billion in earnings in the same period a year ago. The West Texas intermediate crude oil price increased by 44% compared to last year. This year's results were driven by higher energy prices that were slightly offset by higher costs and increased DD&A.

During our conference call at the end of the second quarter, we said we expected worldwide oil and gas production to average about 570,000 equivalent barrels a day, depending on weather in the Gulf of Mexico and product prices, which affect our production sharing contracts in Oman, Qatar, Yemen and Long Beach.

As a result of higher oil prices and the hurricanes in the Gulf, production averaged 562,000 barrels a day, which was 1.3% higher than the second quarter. Production during the quarter reflects the loss of 5000 barrels a day due to the 37 days of downtime in Horn Mountain in the Gulf of Mexico.

In addition, higher product prices reduced our net volumes from our production sharing contract at about 8000 barrels a day compared to the second quarter. Total production loss for the quarter averaged 13,000 equivalent barrels a day compared to last quarter.

The price of West Texas intermediate for the quarter increased to $63.19 per barrel from $43.87 in last year's third quarter. Occidental's realized oil price for the quarter was $55.04 a barrel, compared to $37.87 per barrel in last year's third quarter. This represents an increase of 45%.

Exploration costs for the quarter were $55 million. Chemical segment's core earnings were $167 million, compared to third-quarter 2004 earnings of 141 million. This year's reported third-quarter chemical results had $164 million of pre-tax charges, including 159 million for plant write-offs and 5 million for hurricane-related insurance costs.

Our chemical operations were hurt by higher natural gas prices. Product prices have not risen fast enough to keep pace with the rising energy and ethylene costs. It will take several months to restore margins to pre-hurricane levels.

After consolidating the Vulcan acquisition, we decided to close our least competitive plants and upgrade our remaining operations. As a result, we've permanently closed two plants in Deer Park and Ingleside, Texas, that had been previously idled. We're also shutting down a third plant in Delaware City, Delaware, which is a chloralkali facility. These closures reduce our capacity by 10% and U.S. capacity by 3%. Netting the capacity losses from these plants against gain from the Vulcan acquisition, our net capacity will increase by 11% to 3.65 million tons per year of chlorine.

We record the equity earnings from our investment in Lyondell Chemical Company in corporate other. Our sale of Lyondell shares in the second quarter reduced Oxy's Lyondell holdings to 30.3 million shares. Lyondell reported their third-quarter results, which included a charge against earnings for an impairment -- hurricane insurance costs. Lyondell treated the charge as an unusual item and we included it in noncore.

Our net interest expense declined to $40 million for the quarter, excluding 30 million related to buying back debt. This compares to net interest expense for the third quarter of 2004 of 54 million, which excludes $5 million related to debt retirement.

We have adopted SFAS 123R in the third quarter, which changes the way the Company accounted for stock-based comp. Since most of Oxy's existing stock-based comp was already recorded in the income statement, we decided to adopt the standard early, so the remaining awards are accounted for in a consistent manner. The cumulative effect of adopting this statement was immaterial.

Now let's look at Oxy's performance over the first nine months. Net income was 4.129 billion, compared to 1.826 billion first nine months last year. Over the nine months, Oxy's annualized return on equity was 45% and our annualized return on capital employed was 36%.

Core earnings were a record $2.8 billion, almost $1 billion higher than the comparable period last year. Oil and gas core earnings were 4.470 billion, which represented a $1.36 billion increase over the first nine months of 2004.

Oil and gas production for the first nine months averaged 561,000 equivalent barrels a day, compared to 569,000 equivalent barrels per day during the comparable period last year. In the first nine months of this year, Horn Mountain's production averaged 10,000 barrels a day less than last year, primarily due to the impact of hurricanes, as well as scheduled downtime for maintenance.

In addition, our net production volumes on our production sharing contract over the nine months were negatively affected by the robust price environment in 2005. Had prices remained at a 2004 level, our net production under these contracts would've been 13,000 equivalent barrels a day higher than last year. On the plus side, 2005 includes an average of 13,000 barrels a day from recent Permian acquisitions, the largest of which was included in late May.

West Texas intermediate averaged $55.40 a barrel, compared to $39.11 for the comparable period last year. This represents an increase of nearly 42%. Occidental's realized oil price is $47.39 a barrel, compared to $33.78 in 2004.

Our oil and gas production costs have increased approximately $1.50 a barrel, compared to the average cost for last year. Approximately 50% of the increase was a result of higher energy prices pushing up utility, gas plant and CO2 costs, along with property and severance taxes.

Operation of our production sharing contracts took another $0.21 a barrel -- increased our costs by another $0.21 a barrel. The remaining cost change is a result of increased work over -- maintenance and other costs.

In chemicals, the core earnings were 606 million, which represents a 317 million or 110% improvement compared to the first nine months of last year. This is due to higher margins for our products, which were caused by higher sales prices for caustic and polyvinyl chloride. These increases were partially offset by higher feedstock and energy costs.

Our net interest expense excluding debt retirement charges first nine months, climbed to 137 million, compared to 176 million for the same period last year. Capital spending was 607 million for the quarter and 1.66 billion for the first nine months. Cash flow from operations for the nine-month period was 3.8 billion.

Since the beginning of the year, as Ray said, we've reduced total debt by approximately 890 million to $3 billion at the end of the quarter. During the first nine months, stockholders' equity had grown to 3.4 billion to 13.9 billion, and the Company had $1.7 billion in cash at the end of the quarter.

As we look ahead to the current quarter, we expect oil and gas production to average between 580 and 590 equivalent barrels a day, depending on the following factors. October production at Horn Mountain has already been significantly impacted. Horn Mountain production facilities and pipelines were not harmed, but damage to the infrastructure onshore halted -- subsequently limited production. (indiscernible) Oxy's net October production from Horn Mountain is expected to average approximately 6000 barrels a day.

Production which was currently averaging 14,500 barrels a day net to Oxy remains constrained by ongoing repairs to onshore infrastructure and processing facilities. We would expect our year-end 2005 production rate to be about 17,500 barrels a day.

Production also will continue to be impacted by product prices that affect our production sharing contract. In this product price range for the current quarter, each dollar per barrel change in the price of oil impacts production by about 700 barrels a day.

We also made a small Permian acquisition in the third quarter, which is mostly gas, done after this incremental production of 4000 equivalent barrels a day we realized in the current quarter. We have two liftings scheduled for Libya in November and December, which are expected to total 2 million barrels, reflecting average sales from Libya for the fourth quarter of approximately 22,000 barrels a day.

In regard to prices, each dollar per barrel change in oil prices impact oil and gas segment fourth-quarter earnings by about $37 million, before the impact of taxes. A swing of $0.10 per million BTUs in gas prices has a $5 million impact on quarterly earnings. Our domestic realized gas price for the fourth quarter is expected to be $9.95 per million cubic feet, compared to $6.33 in the third quarter. Additionally, exploration expense for the quarter is expected to be about $90 million.

In the chemical business, the fourth quarter is typically the weakest quarter due to seasonal factors. Fourth-quarter feedstock and energy costs will be higher than the third quarter. We have not yet been able to pass along all of the recent increases in feedstocks and energy costs in our product prices. As a result of these factors, we expect a weak quarter for our chemical business, with earnings in the range of 90 to $120 million.

We expect total capital spending for the year to be approximately 2.4 billion, oil and gas accounting for more than 90% of the expenditures. Fourth-quarter interest expense is expected to be about $30 million.

Our worldwide effective tax rate for the third quarter was 41%. We expect the rate to be unchanged for the rest of this year. Both our U.S. and foreign tax rates are included in the Investor Relations supplemental schedule. Copies of press release announcing our third-quarter earnings and the Investor Relations supplemental schedules are available on our website, www.oxy.com, or through the SEC's EDGAR system.

We're now ready to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Subash Chandra, Morgan Keegan.

Subash Chandra - Morgan Keegan - Analyst

There is some talk out here, at least, that you're not going to sell -- or you don't intend to sell, I guess, unless a deal closes, all the properties you've talked about out of Vintage, and specifically some of the unconventional stuff -- Palo Duro, etc. Any thoughts on that?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

I don't know where the talk comes from. Our intention is to sell the assets we talked about.

Hello? Rahim?

Operator

Yes, sir? Would you like to move on to the next question?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Yes.

Operator

Ben Dell, Bernstein.

Ben Dell - Sanford C. Bernstein & Company - Analyst

I wonder if I could ask two questions. My first is on Ecuador. Following the Vintage deal, and obviously in canast out (ph) the Chinese, it looks as though you could monetize that at a reasonably good price and sort of keep your asset concentration high. Is that something you've discussed in plans as sort of -- or future plans as a concept that you'd consider?

And my second question was around Dolphin. Once you get the sales contracts in place from Dolphin for the full 3 Bcf a day, are there any other options for a Dolphin 2 or ways to increase compressions on the pipeline to increase sales?

Dr. Ray Irani - Occidental Petroleum Corporation - Chairman, President and CEO

In answer to your two questions, we have had no discussions on Ecuador with the Chinese.

Regarding Dolphin, we estimate that the operations could be expanded to slightly in excess of 3 billion cubic feet a day. Discussions regarding another Dolphin are not really going on right now, even though I did say that the UAE has a growing appetite for gas, particularly with tremendous construction going on and large investor projects.

Ben Dell - Sanford C. Bernstein & Company - Analyst

Maybe I could just ask one other question, if I may. On your operating costs, you talked about the inflation. Do you have a feeling for what operating cost inflation is year on year, both in the U.S. and internationally? I assume you are being able to hold your international operating cost inflation down slightly more than the U.S.?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

I think if we went through the calculation, the way the production sharing contracts work, we have the same cost, but lower barrels. That took our operating cost as a company about $0.20 up. There isn't really much inflation there. In the U.S., it's running 7, 8, 9%.

Operator

Ron Oster, A.G. Edwards.

Ron Oster - A.G. Edwards & Sons - Analyst

A couple of quick questions. In Libya, could you just kind of expand on why the volumes are coming in higher than you initially expected if it's -- the assets are performing better than expected, or what exactly is behind that?

And also kind of a bigger-picture question. Do you have any early indications on reserve replacement for the year, both on a Company-wide basis and also on an organic basis?

Dr. Ray Irani - Occidental Petroleum Corporation - Chairman, President and CEO

First, regarding Libya, what we told you earlier was our estimate, and until we get back in and look at the field, we don't know exactly what the numbers were. So our estimate was conservative, and what we're telling you is what there is.

The second question which you had on reserve replacement, we said at last quarter that we expected to replace in excess of 100% of our production this year, and we continue to say that.

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

We're still early in the process to come up with legitimate numbers, I think.

Operator

Doug Leggate, Citigroup.

Doug Leggate - Citigroup - Analyst

I've got a couple of question on production, if I may. First of all, on Colombia, a little bit of a bounceback there. I'm wondering, does that include Sera and Fantest (ph), or is that just the existing asset?

Dr. Ray Irani - Occidental Petroleum Corporation - Chairman, President and CEO

John Morgan?

John Morgan - Occidental Petroleum Corporation - President of Oil and Gas/Western Hemisphere

That's just the existing assets. Nothing is coming out of La Sera (ph) yet.

Doug Leggate - Citigroup - Analyst

When do you expect that to start contributing, John?

John Morgan - Occidental Petroleum Corporation - President of Oil and Gas/Western Hemisphere

It will probably be a good year before we'll be able to notice it.

Doug Leggate - Citigroup - Analyst

On the Oman and the Yemen production, both gas and oil were down a little bit. Is that just TSE effect?

John Morgan - Occidental Petroleum Corporation - President of Oil and Gas/Western Hemisphere

Yes.

Doug Leggate - Citigroup - Analyst

And the only other one I have (multiple speakers)

John Morgan - Occidental Petroleum Corporation - President of Oil and Gas/Western Hemisphere

Yemen and Misoa is declining.

Doug Leggate - Citigroup - Analyst

Okay, so can you maybe give a -- break out what's contributing to the bulk of the decline. Is it -- this quarter, was it decline rates or was it TSE effect?

John Morgan - Occidental Petroleum Corporation - President of Oil and Gas/Western Hemisphere

Both. Yes, Misoa has got five years to run on a contract basis (multiple speakers). There is a six-year cost recovery. And so the operator, he can't get all his costs back. So he's slowed up his capital program, and so the field is declining at a fairly hefty rate. In Oman, it's entirely due to -- for the production sharing contracts.

Doug Leggate - Citigroup - Analyst

And just two other quick ones. If I may, very quickly, Steve, on the exit rate, I apologize; I missed your number. The 600 number is going to be missed slightly, I guess. What was that guidance again?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Yes, it's going to be missed slightly. We're estimating mid-590s. It's not a bad number.

Doug Leggate - Citigroup - Analyst

My final question then relates to Libya. You've obviously gotten your legacy assets back again. But I think you had mentioned in the past and certainly we're seeing a lot in the press that the Libyans are looking increasingly at enhanced oil recovery projects there. Can you just give us an update as to where you stand in that and when we might perhaps get some news on that front?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Casey, would you answer that, please?

Casey Olson - Occidental Petroleum Corporation - President of Oil and Gas/Eastern Hemisphere

As part of our ongoing discussions with the Libyans to return to our existing assets, we have identified a number of interesting projects in Libya that have IOR or EOR potential. We're in discussions with the government on those projects. Obviously, it's not appropriate at this point to identify them specifically or even to discuss the exact status of them, but those discussions are ongoing and we are very optimistic that they will ultimately result in one or more new IOR-EOR kinds of projects in country.

Doug Leggate - Citigroup - Analyst

Casey, would you be prepared to give us some idea of scale?

Casey Olson - Occidental Petroleum Corporation - President of Oil and Gas/Eastern Hemisphere

They are large projects.

Operator

Arjun Murti, Goldman Sachs.

Arjun Murti - Goldman Sachs - Analyst

Just a follow-up on Libya. You mentioned the previously owned field of production is doing a little bit better than what you had estimated before you got back in. Do you have any comments on maybe what the outlook is for the production from those fields over the next couple of years and maybe what types of projects you are implementing on the previously owned fields in Libya?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Well, one of the things that has helped the production numbers that we've just talked about is in the middle of this year, a number of wells were being drilled by the existing operator there -- the Juothena (ph) Oil Company. Those wells turned out to be very good wells and quite productive, and that helped the net production to Oxy at this stage.

We're looking at the potential for enhanced recovery from those various fields and are in discussions with the NOC about how we might take those fields and implement either IOR or EOR kinds of projects there.

Arjun Murti - Goldman Sachs - Analyst

That's great. So I guess the Libya growth, it is both on these previously owned fields as well as some of the newer blocks you alluded to or I think you are shooting seismic now and you're going to drill starting in '06?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Right. We do see potential upside in the existing blocks and are certainly working on those technically and in discussions with the NOC on that.

Operator

Nicky Decker (ph), Bear Sterns.

Nicky Decker - Bear Stearns - Analyst

In the North Dome, can you just refresh our memories on potential ramp-up for next year, holding oil prices flat?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

I think the work that we've been doing this year has been fairly successful. I think going into next year, we hope a gross production rate in probably the 110, 120 kinds of range.

Nicky Decker - Bear Stearns - Analyst

And again, that assumes no change in oil prices?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Right. That's a gross field production rate.

Nicky Decker - Bear Stearns - Analyst

Right, okay. What is the sensitivity there to a $1.00 change in oil prices? Can you break that out?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

I don't have that right off the top of my head, sorry.

Nicky Decker - Bear Stearns - Analyst

Okay, that's fine.

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

It's not very great right at this point because we're still in cost recovery. So I think right there it's pretty small.

Nicky Decker - Bear Stearns - Analyst

The chemical operation, what is the status of your operations post-hurricanes, and can you give us some guidance for the fourth quarter?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

The operations were just affected for a short period. There's no damage there. Some of our customers couldn't take some, and so we have given guidance of 90 to 120 million for the quarter.

Nicky Decker - Bear Stearns - Analyst

And so does that assume -- what are your margin assumptions there?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Basically, we've taken the current margins. It's heavily affected by natural gas prices. That's the base feedstock and ethylene costs. So we've taken what we estimate ethylene will be for the back quarter of the year; we've taken natural gas prices at what they were a few days ago. And so we wind up with this sort of range. We're ramping up product prices, but there's some delay in that. So somewhere in that range. I can't say exactly.

Operator

Bernard Picchi, Foresight Research.

Bernard Picchi - Foresight Research - Analyst

Could you provide a little color, Steve, on this tax reserve reversal and if it has any implications at all for reported GAAP earnings going forward? Where did it come from?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

In the past, we've provided for -- sorry, the accounting rules, maybe that's a better way to start. Start with the accounting rules that require you to -- where you can't get essentially a should (ph) opinion, which is an 80% probability. You are required not to take the -- required to basically provide for the tax.

Our tax audit is complete now, and so we reverse those items. It has a very small impact on going-forward reported earnings because it's basically just the interest on that amount of money. So you'll see a small -- you could see a small change in our U.S. tax rate reported. But it's pretty small in the scheme of things.

Bernard Picchi - Foresight Research - Analyst

And going back to the chloralkali business, which is of course your core chemicals business, would you be at all interested in emulating what Dow seems to be doing in the area of LNG where they are trying to lock in contracts for long-term supplies of natural gas through imported LNG? Is that something that would appeal to you at all?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

We've permitted a plant at Ingleside, which is our most efficient facilities. And we intend to build an LNG facility there and supply gas for our chloralkali business there. As far as for the rest of our business goes, it remains to be seen.

Bernard Picchi - Foresight Research - Analyst

I thought that you'd -- did you say that you had closed Ingleside, though? Wasn't that what you said in your remarks?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

No, no. That was a small piece. It was a small plant at EDC -- a facility there. Ingleside is a large (multiple speakers)

Bernard Picchi - Foresight Research - Analyst

(multiple speakers) So by itself, the chloralkali business is continuing at Ingleside.

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

Oh yes, by a lot. This is just a small piece of the business.

Bernard Picchi - Foresight Research - Analyst

I see the source of my confusion. Thank you.

Operator

John Herrlin, Merrill Lynch.

Bob Parisia - Merrill Lynch - Analyst

It's actually Bob Parisia (ph) for John Herrlin. Most of the questions were answered. However, one question on exploration expense. I know in the last quarter, you guys had suggested that there may be some exposure from the drilling in Albania and Peru in this quarter. Could you give us an update on where that stands and if the increase in the fourth quarter or beyond will have an impact from drilling in those places?

Unidentified Company Representative

In the case of Peru, the well is still drilling and will be drilling for some time yet. In the case of Albania, we have literally just finished the drilling and are in the process of evaluating the results of the well in this place.

Bernard Picchi - Foresight Research - Analyst

Any color on the uptick, then, where the higher exploration expense would be coming from fourth quarter? I think you said 90?

Steve Chazen - Occidental Petroleum Corporation - Senior EVP and CFO

What happened was we used a higher number in the third quarter, expecting that some of these things would occur in the third. They hadn't, so we sort of pushed them into the fourth. It's a little less -- there were actually three items. There was Albania, Peru and Nigeria that have really -- that boost the number. We don't know where those are going to turn.

Operator

(Operator Instructions).

Ken Huffman - Occidental Petroleum Corporation - IR

Rahim, are there any further questions?

Operator

No, sir, there are no further questions at this time.

Ken Huffman - Occidental Petroleum Corporation - IR

I want to thank everyone for joining us this morning. Dr. Irani, do you have any comments?

Dr. Ray Irani - Occidental Petroleum Corporation - Chairman, President and CEO

No. Thank you all.

Ken Huffman - Occidental Petroleum Corporation - IR

Thank you. Goodbye.

Operator

Thank you. That does conclude today's conference. You may now disconnect and enjoy your day.